SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayers’ Roll 01.832.635/0001-18
Trade Board Roll 35.300.150.007
Authorized Joint Stock Company – Brazilian Securities Commission Roll 016390

Call Notice

GENERAL ORDINARY MEETING

The Stockholders of TAM S.A. (the “Company) rest herein served to attend meeting at 03:30 p.m., on April 04, 2011, in the registered office of the Company, in the City of São Paulo, State of São Paulo, at Av. Jurandir, 856, Lot 4, 1st Floor, Jardim Ceci, ZIP CODE 04072-000, to deliberate in regards to the following agenda:

a). have accounts rendered by the administrators, examine, discuss and vote the administration report, financial statements and the independent auditors’ opinion regarding the social exercise ended on December 31st, 2010;

b). due to the adherence of new accounting practices introduced by Law 11.638/07, deliberate in regards to the use of the profit withholdings account exiting in the social exercise ended on December 31st, 2009, to compensate the negative results accumulated and registered in the Accumulated Profits account, as accrued from the previous exercises;

c). deliberate in regards to the destination of the results of the social exercise ended on December 31st, 2010 and distribution of dividends;

d). elect the members of the Administration Council, observing the minimum percentage of 20% (twenty percent) of independent counselors, as Regulation of Differed Corporative Governance Practices – Level 2 of São Paulo Stock Exchange Market – BOVESPA, as well as deliberate concerning the global remuneration of the Council; and

e). Establish the remuneration of the Administration Council for the exercise initiated on January 1st, 2011.

The Company informs to be available to the Stockholders, in the Company’s social registered office, in its Investor’s Relationship Website (www.tam.com.br/ri), as well as in the websites of BM&FBOVESPA (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br): (i) the administration report; (ii) financial statements; (iii) the opinion issued by the independent auditors, published on March 1st, 2011, in the Newspaper “Valor Econômico” and in the “Official Gazette of the State of São Paulo”; (iv) the proposal for destination of the net profit and distribution of dividends, with information provided in Annex 9‐1‐II of Brazilian Securities Commission Instruction CVM 481/09; (v) the proposal for remuneration of the Administration Council; and (vi) the User-Guide for Participation in the general Meeting, which holds all further information required by the Instructions of the Brazilian Securities Commission Number 480/09 and 481/09, regarding the matters to be examined and discussed.

General Instructions:

Pursuant to article 1 of Brazilian Securities Commission’s Instruction 165/91, as amended by Instruction 282/98, the minimum percentage of the capital entitled to vote for requesting the adoption of the multiple voting procedure for electing the Administration Council, is of 5% (five percent). In terms of article 126 of Law 6.404/76, as amended, will be entitled to take part in the herein called Meeting, all stockholders, holding stock issued by the Company, on its own behalf, its legal representatives or proxies, as long as such stock are registered on their names before the financial institution responsible for services related to the  Company’s Stock, Itaú Bank (Banco Itaú S.A.), within 24 (twenty four) hours before the date herein set forth, as determined by the Company’s By-Laws.

Stockholders shall be present before the hour set forth for starting the Meeting’s procedures, bearing the following documents:

•        Identification document and statement issued by the institution with custody of the stock participation, evidencing the amount of such participation;

•         If the Stockholder is not able to attend the Meeting, it may be represented by a proxy, since observed all legal conditions;

•        Targeting to speed up the process and ease the Meeting’s tasks, the statement of ownership of the stock and the power of attorney may, at the stockholder’s discretion, be deposited in the Company’s registered office, preferably, within 2 (two) business days before the meeting being held;

•         Eventual clarifications that may be necessary, may be obtained in the Investor’s Relationship Website -– www.tam.com.br/ri.

São Paulo (SP), March, 18, 2011.

MARIA CLÁUDIA OLIVEIRA AMARO

President of the Administration Council

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.